SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

                           FORM 11-K

           Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the fiscal year ended December 31, 1997
                  Commission File No. 33-46641

           ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
                    (Full title of the plan)

                      ENERGEN CORPORATION
                    2101 Sixth Avenue North
                   Birmingham, Alabama 35203


Required Information. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of Coopers & Lybrand, are filed as a part of this annual report:

Signatures. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

/s/ W. D. Self                          June 24, 1998

W. D. Self                              Date
Chairman of Energen Benefits Committee and
Vice President - Human Resources and
Administration, Energen Corporation

/s/ G. C. Ketcham                       June 24, 1998

G. C. Ketcham                           Date
Member of Energen Benefits Committee and
Executive Vice President, CFO and Treasurer,
Energen Corporation

Consent of Independent Auditors





We consent to the incorporation by reference in the registration statement on Form S-8 (file No. 33-46641) of our report dated May 26, 1998 on our audits of the financial statements and supplemental schedules of Energen Corporation Employee Savings Plan as of December 31, 1997 and 1996, and for the years then ended, which report is included in this Annual Report on Form 11-K.



/s/  COOPERS & LYBRAND L.L.P.


Birmingham, Alabama
June 26, 1998

                                        *









                    ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

Energen Corporation Employee Savings Plan
Table of Contents


                                                              Pages



Report of Independent Accountants                                1


Financial Statements:

  Statements of Participants' Balances                         2

    December 31, 1997 and 1996



  Statements of Changes in Participants' Balances

    For the years ended December 31, 1997 and 1996              3





Notes to Financial Statements                                 4 - 10


Supplemental Schedules:

  *Item  27a  -  Schedule  of Assets  Held  for  Investment
     Purposes
    As of December 31, 1997                                    11



  *Item 27d - Schedule of Reportable Transactions

    For the year ended December 31, 1997                     12 - 13





* Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan)
  for plan year ended December 31, 1997.

Report of Independent Accountants


To the Energen Benefits Committee
Energen Corporation Employee Savings Plan

We have audited the financial statements of the Energen Corporation Employee Savings Plan listed in the accompanying table of contents, as of December 31, 1997 and 1996 and for the years then ended. These financial statements are the responsibility of the Energen Benefits Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Energen Corporation Employee Savings Plan as of December 31, 1997 and 1996, and the changes in participants' balances for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  Coopers & Lybrand L.L.P.

Birmingham, Alabama
May 26, 1998

Energen Corporation Employee Savings Plan
Statements of Participants' Balances
December 31, 1997 and 1996

                  ASSETS                         1997         1996


Investment in Energen Corporation common stock
(cost $29,829,287
  and $26,296,438 at December 31, 1997 and   $  55,455,693  $40,347,108
     1996, respectively)
Other investments (cost $29,848,717 and
$24,904,288 at
  December 31, 1997 and 1996, respectively)     37,451,724   29,533,539

Loans to participants                              4,868,064    4,213,494

Cash surrender value of life insurance                85,870       93,956

Employer contributions receivable                    558,308      558,214

Employee contributions receivable                    266,323      268,391

Interest, dividends, and other receivables            35,818       29,256



                                                 $  98,721,800  $75,043,958





  LIABILITIES AND PARTICIPANTS' BALANCES



Participants' balances                         $  98,721,800  $75,043,958







The accompanying notes are an integral part of these financial statements.

Energen Corporation Employee Savings Plan
Statements of Changes in Participants' Balances for the years ended December 31, 1997 and 1996

                                                      1997           1996

Additions:

  Employer contributions                      $  3,041,481   $   3,000,871

  Employee contributions                         3,444,204       3,081,909

  Interest and dividend income                   4,364,801       3,433,734

  Net appreciation in the fair value of         17,109,970      10,523,358
     investments
  Increase (decrease) in cash surrender              (508)          14,078
     value
  Other receipts (disbursements)                      (32)          71,962



                                                    27,959,916      20,125,912

Deductions:

  Distributions to participants                  4,273,328       3,152,095

  Insurance premiums                                 7,578           7,326

  Fees and other distributions                       1,168           1,975



                                                     4,282,074       3,161,396



    Net increase                                 23,677,842      16,964,516



Participants' balances:

  Beginning of year                             75,043,958      58,079,442



  End of year                                 $ 98,721,800   $  75,043,958



The accompanying notes are an integral part of these financial statements.

Energen Corporation Employee Savings Plan
Notes to Financial Statements



 1.Description of Plan
   General - The Energen Corporation Employee Savings Plan is a defined contribution plan covering substantially all employees of Energen Corporation, Alabama Gas Corporation, Taurus Exploration, Inc., Alagasco Pipeline Company, Taurus Exploration USA, Inc., EGN Services, Inc. and Basin Pipeline Corp. (collectively referred to as the Company).

   Employees are eligible to participate in the Plan after completing six months of service as defined in the Plan. Individual accounts are maintained for each participant in the Plan and are adjusted for allocation of assets purchased with the Company's Employee Stock Ownership Plan (ESOP) contribution, employee contributions, Company matching contributions, and investment results. An administrative committee and a trustee are appointed by the Company to administer the Plan and trust, respectively. The Company generally absorbs the administrative expenses of the Plan.

   Contributions  -  Contributions  to the Plan  consist  of  employee  elective contributions, Company matching and ESOP contributions, and rollover contributions. Employee elective contributions, if any, are made in an amount equal to any whole percentage of the employee's compensation, generally not to exceed 15% thereof and not less than 2% thereof. Company matching contributions are presently being funded at the end of each month. This contribution is currently 50% of each employee's elective contribution up to 6% of the employee's compensation. This contribution level is at the discretion of the board of directors of the Company. Contributions by highly compensated employees are subject to certain limitations as prescribed by the Plan.

   Company ESOP contributions are presently being funded each quarter and are at the discretion of the board of directors. The formula used to allocate the ESOP contribution is determined annually. Current contribution levels range from 2.25% to 7% of the employee's annual compensation, based on the employee's age. The amount of forfeited nonvested accounts at December 31, 1997 was approximately $10,800 and was held primarily in the Vanguard Money Market Reserve-Prime Portfolio account. The Company plans to use all of this amount to reduce its future contributions to the Plan.

   Vesting - Each participant has a fully vested and nonforfeitable right in any elective and rollover contributions and earnings thereon. A participant's matching and ESOP contribution accounts become fully vested upon the earlier of normal retirement, disability, death, termination of the Plan, three years of service as a plan member, or five years of service.



   Individual Accounts - Each participant has an individual account which is divided into an elective contribution account, a matching contribution account, an ESOP contribution account, and a rollover account. Purchases of stock are allocated to individual participants' elective, matching, and ESOP accounts as set forth in the Plan. Stock purchased with the Company matching contributions is allocated based on the ratio of a participant's compensation, as defined in the Plan, for the plan year to total compensation of all such participants for the plan year. Stock purchased with cash dividends or with the proceeds of other distributions from the Plan's assets and stock received in kind by the trustee as a stock split, dividend, or other distribution of stock so held is allocated based on the ratio of a participant's account balance to the total account balances of all participants as of the record dates of the dividend or distribution. Cash dividends attributable to shares which have not yet been allocated to individual participants' accounts shall be used to purchase shares for allocation in the same manner that shares purchased with the Company matching contributions are allocated.

   Investments - As of December 31, 1997, participants may elect one of fourteen options: The Vanguard Money Market Reserves - Prime Portfolio, a money market fund with a portfolio of high quality money market instruments that mature in one year or less; the Vanguard/Wellington Fund, a balanced fund which invests in bonds and common stocks; the Vanguard Index Trust - 500 Portfolio, a growth and income fund that invests in all of the stocks included in the Standard and Poor (S&P)'s 500 Index in approximately the same  proportions  as  they  are  represented  in  the  S&P  500  Index;  the
   Vanguard/Windsor II, a growth and income fund which invests in common stocks; the Vanguard/Morgan Growth Fund, a growth fund which invests in a portfolio of common stocks; the Vanguard International Growth Portfolio, a growth fund which invests in the common stocks of companies based outside of the United States; the Vanguard Fixed Income Securities Fund - Long-Term Corporate Portfolio, an income fund which invests in a diversified portfolio of long-term investment-grade bonds; the Energen Stock Fund, which invests exclusively in the stock of Energen Corporation; the Vanguard Fixed Income Securities Fund - Intermediate-Term Corporate Portfolio, an income fund which invests in corporate bonds, U.S. Treasury and Government agency securities that mature in five to twelve years; the Vanguard Index Trust - Small Capitalization Stock Portfolio, an aggressive growth stock fund which invests in stocks from the Russell 2000 Index and is constructed so that, in the aggregate, the Portfolio's industry capitalization and fundamental characteristics resemble those of the Russell 2000; the Vanguard Life Strategy Funds - Growth Portfolio, Vanguard Life Strategy Funds - Moderate Growth Portfolio, Vanguard Life Strategy Funds - Conservative Growth Portfolio, and Vanguard Life Strategy Funds - The Income Portfolio, funds which invest in carefully selected portfolios of Vanguard Mutual Funds.

   Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund which invests in universal life insurance policies. The number of employees participating in each option as of December 31, 1997 and 1996 is as follows:



                                                           1997   1996

     Vanguard Money Market Reserves - Prime Portfolio     878    941

     Vanguard Fixed Income Securities Fund - Long-Term    274    284
        Corporate Portfolio
     Vanguard/Wellington Fund                             636    625

     Vanguard Index Trust - 500 Portfolio                 863    836

     Vanguard/Windsor II                                  537    477

     Vanguard/Morgan Growth Fund                          556    547

     Vanguard International Growth Portfolio              363    357

     Energen Stock Fund                                 1,519  1,519

     Insurance                                             20     39

     Loan Fund                                            650    646

     Vanguard Index Trust - Small Capitalization Stock     66     55
        Portfolio
     Vanguard Life Strategy Funds - The Income              9      6
        Portfolio
     Vanguard Life Strategy Funds - Conservative           22     18
        Growth Portfolio
     Vanguard Fixed Income Securities Fund -               26     19
        Intermediate-Term Corporate Portfolio
     Vanguard Life Strategy Funds - Moderate Growth        45     37
        Portfolio
     Vanguard Life Strategy Funds - Growth Portfolio       53     39


   Loans - Participants may borrow from their vested individual accounts up to amounts prescribed in the Plan. The interest rates on these loans at December 31, 1997 ranged from 7.00% to 11.50%.

   Termination of the Plan - While the Company has not expressed any  intent  to terminate  the Plan or suspend contributions, it may do so at  any  time  and for  any  reason. In the event of termination, the Energen Benefits Committee may,  with  the Company's approval either (1) continue the Trust Fund  either through  the existing trust agreement or through successor funding  media  or
   (2)  terminate  the Trust Fund, pay all expenses, and direct the  payment  of benefits,  either in the form of lump-sum distributions, transfer to  another
   qualified   plan,  or  any  form  selected  by  the  committee.  Any   assets
   attributable  to  unallocated financed shares that remain  after  all  vested account  balances  under  the Plan have been paid will  be  returned  to  the employer.  Distribution  to  a  member of his elective  contribution  account which  is  not  otherwise  distributable on account of  his  separation  from service,  attainment of age 59-1/2, or hardship will be made  only  where  no successor to the Plan is established.



2.Summary of Significant Accounting Policies
   Basis of Financial Statements - The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with generally accepted accounting principles.

   Investment Valuation - The investment in common stock of Energen Corporation is stated at quoted market value as determined by the latest sales price thereof reported by the principal securities exchange on which the stock is traded on the last business day of the year. Purchases of securities are recorded on the trade dates. The investment in money market instruments represents the value of contributions made, adjusted for investment income, benefit payments, and administrative expenses. Investments in mutual funds are carried at the fair value of funds' shares, which is based upon the market value of the underlying investments. The cost of securities sold is determined at average cost.

   The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation
   (depreciation) on those investments.



3.Income Tax Status
   The Plan is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan obtained its latest determination letter on July 3, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
   Therefore, no provision for income taxes has been included in the Plan's financial statements.



4.Investments
   Investments at December 31, 1997 and 1996 are as follows:

                                     1997                       1996

                              Market        Cost         Market         Cost



   Energen Corporation
      common stock        $ 55,455,693  $29,829,287  $ 40,347,108  $ 26,296,438
   Money market and
      guaranteed rate
      Short-term
         investments      $  7,381,184  $ 7,381,184  $  7,336,491  $  7,336,491
   Mutual funds             30,070,540   22,467,533    22,197,048    17,567,797



                           $ 37,451,724  $29,848,717  $ 29,533,539  $ 24,904,288

   The change in unrealized appreciation was $14,549,492 and $9,338,386 in 1997 and 1996, respectively.

The following is a summary of assets held in excess of 5% of the Plan's net assets at December 31:



                                                         1997          1996



     Energen Corporation common stock            $   55,455,693  $ 40,347,108

     Vanguard Index 500 Portfolio                $   10,721,152  $  7,336,491

     VMMR - Prime Portfolio                      $    7,381,184  $  7,966,920

     Vanguard Wellington Fund                    $            0  $  3,865,773

   The investments of the Plan at December 31, 1997 and 1996, as described in the accompanying Statements of Participants' Balances, are held by Vanguard Fiduciary Trust Company, under a trust agreement dated October 1, 1991.

5.Allocation of Net Assets Available for Plan Benefits
   The allocation of net assets available for plan benefits to the Plan's separate investment program for the years ended December 31, 1997 and 1996 is as follows:



                                                            Life      Energen
                                                          Strategy    Vanguard
     1997              Consolidated           Elimination    Stock    Growth
Wellington
    ASSETS                Totals                Entries       Fund   Portfolio
Fund
Energen common stock   $ 55,455,693                       $55,455,693
Loans to participants     4,868,064
Other investments        37,451,724                                 $ 618,340$
4,824,648
Employer contributions
 receivable                 558,308                           558,308
Employee contributions
 receivable                 266,323                            27,391    4,970
34,808
Other receivables                 0
Interest and dividends
 receivable                  35,818
Due from other funds              0            $ (146,970)     20,327    1,065
18,632
Cash surrender value-
 life insurance              85,870

     Total Assets      $ 98,721,800           $  (146,970)$56,061,719 $624,375$
4,878,088


   LIABILITIES AND
PARTICIPANTS' BALANCES

Due to other funds     $          0           $  (146,970)
Participants' balances   98,721,800                       $56,061,719$ 624,375$
4,878,088

     Total liabilities
     and participants'
     balances          $ 98,721,800           $  (146,970)$56,061,719$ 624,375$
4,878,088

                                   Vanguard
                         Vanguard    Fixed                            Vanguard
                          Morgan     Income      VMMR      Vanguard     Index
     1997                 Growth   Securities    Prime     Index 500    Small
ASSETS CONTINUED           Fund                  Fund      Portfolio  Portfolio
Cap.Port.
Energen common stock
Loans to participants
Other investments      $  4,877,326           $1,113,373  $ 7,381,184
$10,721,152             $ 328,673
Employer contributions
 receivables
Employee contributions
 receivables                 29,080               11,196       43,001     60,699
2,338
Other receivables
Interest and dividends
 receivable
Due from other funds         15,744                5,349       27,786     33,047
944
Cash surrender value-
 life insurance

   Total assets        $  4,922,150           $1,129,918  $ 7,451,971
$10,814,898             $331,955



     LIABILITIES AND
PARTICIPANTS' BALANCES

Due to other funds
Participants' balances $  4,922,150           $1,129,918  $ 7,451,971
$10,814,898            $331,955

     Total liabilities
     and participants'
     balances          $ 4,922,150 $1,129,918 $ 7,451,971 $10,814,898 $331,955

                         Vanguard  Vanguard    Vanguard
                           Life      Life      Immediate              Vanguard
                        Strategy   Strategy      Term.                Intern'tl
     1997                 Income    Conserv.     Corp.      Vanguard   Growth
ASSETS CONTINUED        Portfolio    Growth   Portfolio    Windsor II  Portfolio
Energen common stock
Loans to participants
Other investments      $    69,394 $  437,773 $ 252,244   $ 4,036,175 $
2,454,055
Employer contributions
 receivables
Employee contributions
 receivables                   254        932       967        30,538
16,704
Other receivables
Interest and dividends
 receivable
Due from other funds                      936        34        12,549
9,267
Cash surrender value-
 life insurance

   Total assets        $    69,648 $  439,641 $ 253,245    $4,079,262 $
2,480,026


     LIABILITIES AND
PARTICIPANTS' BALANCES

Due to other funds
Participants' balances $    69,648 $  439,641 $ 253,245    $4,079,262 $
2,480,026

     Total liabilities
     and participants'
     balances          $    69,648 $  439,641 $ 253,245    $4,079,262 $
2,480,026

                        Vanguard
                          Life
                        Strategy
                          Mod.
     1997                Growth       Loan
ASSETS CONTINUED        Portfolio     Fund    Insurance
Energen common stock
Loans to participants              $4,868,064
Other investments      $   337,387
Employer contributions
 receivables
Employee contributions
 receivables                 3,445
Other receivables
Interest and dividends
 receivable                            35,818
Due from other funds         1,290
Cash surrender value-
 life insurance                               $   85,870

   Total assets        $   342,122 $4,903,882 $   85,870


     LIABILITIES AND
PARTICIPANTS' BALANCES

Due to other funds                 $  146,970
Participants' balances $   342,122 $4,756,912 $   85,870

     Total liabilities
     and participants'
     balances          $   342,122 $4,903,882 $   85,870

                                                Energen   Strategy    Vanguard
     1996              Consolidated           Elimination    Stock    Growth
Wellington
    ASSETS                Totals                Entries       Fund   Portfolio
Fund
Energen common stock   $ 40,347,108                        $40,347,108
Loans to participants     4,213,494
Other investments        29,533,539                                   $406,749
$3,865,773
Employer contributions
 receivable                 558,214                            558,214
Employee contributions
 receivable                 268,391                             26,752    5,407
34,490
Other receivables                 0
Interest and dividends
 receivable                  29,256
Due from other funds              0           $  (125,398)     15,417      797
15,921
Cash surrender value-
 life insurance              93,956

     Total Assets      $ 75,043,958           $  (125,398)$40,947,491 $412,953
$3,916,184



   LIABILITIES AND
PARTICIPANTS' BALANCES

Due to other funds     $          0           $  (125,398)
Participants' balances   75,043,958                       $40,947,491 $412,953
$3,916,184

     Total liabilities
     and participants'
     balances          $ 75,043,959           $  (125,398)$40,947,491 $412,953
$3,916,184

                                   Vanguard
                         Vanguard    Fixed                            Vanguard
                          Morgan     Income      VMMR     Vanguard      Index
     1996                 Growth   Securities    Prime    Index 500     Small
ASSETS CONTINUED           Fund                  Fund      PortfolioPortfolio
Cap.Port.
Energen common stock
Loans to participants
Other investments      $ 3,386,813 $ 906,051  $7,336,491  $7,966,920 $268,088
Employer contributions
 receivable
Employee contributions
 receivable                 28,738    11,057      46,804      61,124    2,310
Other receivables
Interest and dividends
 receivable
Due from other funds        13,186     4,792      25,281      28,522      643
Cash surrender value-
 life insurance

     Total Assets      $ 3,428,737 $ 921,900  $7,408,576  $8,056,566  $271,041

   LIABILITIES AND
PARTICIPANTS' BALANCES

Due to other funds
Participants' balances $3,428,737  $ 921,900  $7,408,576  $8,056,566  $271,041

     Total liabilities
     and participants'
     balances          $3,428,737  $ 921,900  $7,408,576  $8,056,566  $271,041

                         Vanguard  Vanguard   Vanguard
                           Life      Life     Immediate               Vanguard
                         Strategy  Strategy      Term.                Intern'tl
     1996                 Income    Conserv.     Corp.     Vanguard    Growth
ASSETS CONTINUED        Portfolio    Growth   Portfolio   Windsor II Portfolio
Energen common stock
Loans to participants
Other investments      $   9,181   $ 356,043  $  34,551   $2,738,486$2,090,623
Employer contributions
 receivable
Employee contributions
 receivable                   30       1,168        408       26,652     20,202
Other receivables
Interest and dividends
 receivable
Due from other funds                     916          6       10,439      7,937
Cash surrender value-
 life insurance

     Total Assets      $   9,211   $ 358,127  $  34,965   $2,775,577 $2,118,762


   LIABILITIES AND
PARTICIPANTS' BALANCES

Due to other funds
Participants' balances $   9,211   $ 358,127  $  34,965   $2,775,577 $2,118,762

     Total liabilities
     and participants'
     balances          $   9,211   $ 358,127  $  34,965   $2,775,577 $2,118,762

<CAPTION
                        Vanguard
                           Life
                         Strategy
                           Mod.
     1996                 Growth      Loan
ASSETS CONTINUED        Portfolio     Fund    Insurance
Energen common stock
Loans to participants              $4,213,494
Other investments      $ 167,770
Employer contributions
 receivables
Employee contributions
 receivables               3,249
Other receivables
Interest and dividends
 receivable                            29,256
Due from other funds       1,541
Cash surrender value-
 life insurance                                $  93,956

   Total assets        $ 172,560   $4,242,750  $  93,956


     LIABILITIES AND
PARTICIPANTS' BALANCES

Due to other funds                 $  125,398
Participants' balances $ 172,560    4,117,352  $  93,956

     Total liabilities
     and participants'
     balances          $ 172,560   $4,242,750  $  93,956

6.  Changes in Net Assets Available for Plan Benefits

   The allocation of changes in net assets available for plan benefits to the Plan's separate investment programs for the years ended December 31, 1997 and 1996 are as follows:

                                                            Life
Energen               Strategy      Vanguard
      1997             Consolidated           Elimination    Stock    Growth
Wellington
   ADDITIONS              Totals                Entries       Fund   Portfolio
Fund
Employer contributions $ 3,041,481            $ 3,041,481
Employee contributions   3,444,204                329,208  $ 59,048 $ 435,794
Interest and dividend
 income                  4,364,801              1,661,879    24,919   405,604
Net realized gains
 on investments            838,122                356,569     2,233    76,886
Net increase (decrease)
 in unrealized
 appreciation of
 investments            16,271,848             12,626,927    76,090   422,036
Increase (decrease)in
 cash surrender               (508)
Other receipts
 (disbursements)               (32)
Transfers from other
 accounts                        0 $(4,494,735)    279,068   25,750    253,818
     Total additions    27,959,916  (4,494,735) 18,295,132  188,040  1,594,138

   DEDUCTIONS

Distributions to
 participants            4,273,328              1,371,676     1,560    243,411
Insurance premiums           7,578
Fees and other
 distributions               1,168
Transfers to other
 accounts                        0  (4,494,735)  1,809,228  (24,942)   388,823
     Total deductions    4,282,074  (4,494,735)  3,180,904  (23,382)   632,234
Net increase/decrease   23,677,842           0             15,114,228   211,422
961,904
Participants' balance
 beginning of year      75,043,958                         40,947,491   412,953
3,916,184
Participants' balance
end of year            $98,721,800 $         0            $56,061,719 $ 624,375
$4,878,088

                                               Vanguard
  Vanguard               Fixed                              Vanguard
   Morgan               Income        VMMR     Vanguard       Index
      1997                Growth   Securities    Prime     Index 500    Small
ADDITIONS CONTINUED        Fund       Fund     Portfolio   Portfolio   Cap.Port.
Employer contributions
Employee contributions $   384,519 $  129,738 $  531,566  $   842,261 $  31,596
Interest and dividend
 income                    647,617     70,718    387,944      225,370    19,527
Net realized gains
 on investments             40,703     (1,668)                          222,926
9,044      Net increase (decrease)
 in appreciation of
 investments               397,917     47,876               2,204,876    28,449
Increase (decrease)
 in cash surrender
Other receipts
 (disbursements)
Transfers from other
 accounts                 225,426      69,914    372,105      481,934    12,381
    Total additions     1,696,182     316,578  1,291,615    3,977,367   100,997

   DEDUCTIONS

Distributions to
 participants              71,873      47,796  1,524,567      437,726    95,500
Insurance premiums
Fees and other
 distributions              1,168
Transfers to other
 accounts                 129,728      60,764   (276,347)    781,309   (55,417)
    Total deductions      202,769     108,560  1,248,220    1,219,035    40,083
Net increase/decrease   1,493,413     208,018     43,395    2,758,332    60,914
Participants' balance
 beginning of year      3,428,737     921,900  7,408,576    8,056,566   271,041
Participants' balance
 end of year           $4,922,150  $1,129,918 $7,451,971  $10,814,898 $ 331,955

                         Vanguard  Vanguard   Vanguard
                           Life      Life     Immediate                Vanguard
                         Strategy  Strategy     Term.                  Intern'tl
      1997                Income    Conserv.    Corp.       Vanguard    Growth
ADDITIONS CONTINUED     Portfolio    Growth   Portfolio    Windsor II
Portfolio
Employer contributions
Employee contributions $       947 $   11,600 $   8,411   $  398,100 $ 227,105
Interest and dividend
 income                      2,524     23,347     7,875      365,994   105,063
Net realized gains
 on investments                 87      1,922       (85)      79,725     48,922
Net increase (decrease)
 in unrealized
 appreciation of
 investments                 1,593     36,639     4,573      510,106  (114,283)
Increase(decrease) in
 cash surrender
Other receipts
 (disbursements)
Transfers from other
 accounts                              11,309       333      183,917   144,022
Total additions              5,151     84,817    21,107    1,537,842   410,829

    DEDUCTIONS

Distributions to
 participants                  532                3,933      114,990   258,270
Insurance premiums
Fees and other
 distributions
Transfers to other
 accounts                  (55,818)                3,303   (201,106)   119,167
(208,705)
     Total deductions      (55,286)                3,303   (197,173)   234,157
49,565
Net increase/decrease       60,437     81,514   218,280    1,303,685   361,264
Participants' balance
 beginning of year           9,211    358,127    34,965    2,775,577 2,118,762
Participants' balance
 end of year           $    69,648 $  439,641 $ 253,245   $ 4,079,262$2,480,026

                          Vanguard
                           Life
                         Strategy
                           Mod.
      1997                Growth      Loan
ADDITIONS CONTINUED     Portfolio     Fund    Insurance
Employer contributions
Employee contributions $     54,311
Interest and dividend
 income                      14,829           $  401,591
Net realized gains
 on investments                 858
Net increase (decrease)
 in unrealized
 appreciation of
 investments                 29,049
Increase (decrease) in
 cash surrender                               $     (508)
Other receipts
 (disbursements)                          (32)
Transfers from other
 accounts                    17,887            2,416,871
    Total additions         116,934            2,818,430        (508)

   DEDUCTIONS

Distributions to
 participants                   489              101,005
Insurance premiums                                 7,578
Fees and other
 distributions
Transfers to other
 accounts                   (53,117) 2,077,865
    Total deductions        (52,628) 2,178,870                 7,578
Net increase/decrease       169,562              639,560      (8,086)
Participants' balance
 beginning of year          172,560            4,117,352      93,956
Participants' balance
 ending of year        $    342,122           $4,756,912  $   85,870

                                                           Life
                                                Energen   Strategy    Vanguard
      1996             Consolidated           Elimination    Stock    Growth
Wellington
   ADDITIONS              Totals                Entries       Fund   Portfolio
Fund
Employer contributions $ 3,000,871            $ 3,012,943
Employee contributions   3,081,909                328,190  $  46,833 $  404,434
Interest and dividend
 income                  3,433,734              1,519,151     16,344    295,887
Net realized gains
 on investments            279,044                 97,668      1,670     27,734
Net increase (decrease)
 in unrealized
 appreciation of
 investments            10,244,314              8,135,589     28,503    208,461
Increase in cash
  surrender                 14,078
Other receipts              71,962                 17,832      1,185        340
Transfers from other
 accounts                        0 $(7,551,843)   699,948    136,750    509,878
     Total additions    20,125,912  (7,551,843) 13,811,321   231,285  1,446,734

   DEDUCTIONS

Distributions to
 participants            3,152,095              1,432,432     2,029     223,188
Insurance premiums           7,326
Fees and other
 distributions               1,975
Transfers to other
 accounts                        0  (7,551,843)  1,521,416   74,771     348,206
     Total deductions    3,161,396  (7,551,843)  2,953,848   76,800     571,394
Net increase/decrease   16,964,516           0             10,857,473  154,485
875,340
Participants' balance
 beginning of year      58,079,442                         30,090,018  258,468
3,040,844
Participants' balance
 end of year           $75,043,958 $         0            $40,947,491$ 412,953$
3,916,184

                                    Vanguard
                        Vanguard     Fixed                            Vanguard
  Morgan                 Income       VMMR       Vanguard              Index
      1996               Growth    Securities    Prime      Index 500   Small
ADDITIONS CONTINUED       Fund        Fund     Portfolio    Portfolio Cap.Port.
Employer contributions                                    $  (12,548)
Employee contributions $   323,678 $  123,542 $  590,072  $  668,932   $ 31,119
Interest and dividend
 income                    326,192     73,304    373,366     169,902    18,713
Net realized gains
 on investments             40,371    (12,811)                          63,880
(491)   Net increase (decrease)
 in appreciation of
 investments               256,580    (44,056)                       1,197,783
10,792
Increase in cash surrender
Other receipts              17,109                 1,937      16,847
Transfers from other
 accounts                  419,056    170,688  1,719,876      776,953   166,402
    Total additions      1,382,986    310,667  2,685,251    2,881,749   226,535

   DEDUCTIONS

Distributions to
 participants             118,700      51,093    678,386      234,771     7,195
Insurance premiums
Fees and other
 distributions                                                           1,975
Transfers to other
 accounts                 392,257     158,511  2,079,544      568,583    81,492
    Total deductions      510,957     209,604  2,757,930      803,354    90,662
Net increase/decrease     872,029                101,063     (72,679)  2,078,395
135,873
Participants' balance
 beginning of year      2,556,708     820,837  7,481,255    5,978,171   135,168
Participants' balance
 end of year           $3,428,737  $  921,900 $7,408,576  $ 8,056,566  $271,041

                         Vanguard  Vanguard   Vanguard
                           Life      Life     Immediate               Vanguard
                         Strategy  Strategy     Term.                  Intern'tl
      1996                Income    Conserv.    Corp.       Vanguard   Growth
ADDITIONS CONTINUED     Portfolio    Growth   Portfolio    Windsor II  Portfolio
Employer contributions                                    $       476
Employee contributions $       319 $   11,147 $   5,268       287,901  $ 231,715
Interest and dividend
 income                        688     19,840     3,122       191,646     88,547
Net realized gains
 on investments                  1        341      (830)       34,141     27,162
Net increase (decrease)
 in unrealized
 appreciation of
 investments                    88     10,749      (773)      284,984    148,944
Increase in cash surrender
Other receipts                         16,161                     412        139
Transfers from other
 accounts                    3,247     44,147    49,090       485,704    318,499
Total additions              4,343    102,385    55,877     1,285,264    815,006

    DEDUCTIONS

Distributions to
 participants                             613    17,297       134,855    138,143
Insurance premiums
Fees and other
 distributions
Transfers to other
 accounts                    6,009     37,052    39,494       250,185    283,849
     Total deductions        6,009     37,665    56,791       385,040    421,992
Net increase/decrease       (1,666)               64,720       (914)    900,224
393,014
Participants' balance
 beginning of year          10,877    293,407    35,879     1,875,353  1,725,748
Participants' balance
 end of year           $     9,211 $  358,127 $  34,965   $ 2,775,577 $2,118,762

                         Vanguard
                           Life
                         Strategy
                           Mod.
      1996                Growth      Loan
ADDITIONS CONTINUED     Portfolio     Fund    Insurance
Employer contributions
Employee contributions $   28,759
Interest and dividend
 income                     7,804  $  329,228
Net realized gains
 on investments               208
Net increase (decrease)
 in unrealized
 appreciation of
 investments                6,670
Increase in cash surrender                    $   14,078
Other receipts
Transfers from other
 accounts                  68,313   1,983,292
    Total additions       111,754   2,312,520     14,078

   DEDUCTIONS

Distributions to
 participants              14,527      98,866
Insurance premiums                                 7,326
Fees and other
 distributions
Transfers to other
 accounts                  17,765   1,692,709
    Total deductions       32,292   1,791,575      7,326
Net increase/decrease      79,462     520,945      6,752
Participants' balance
 beginning of year         93,098   3,596,407     87,204
Participants' balance
 ending of year        $  172,560  $4,117,352 $   93,956


                             Supplemental Schedules

Energen Corporation Employee Savings Plan
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997


                          c Description of
                          . Investment
                           Including
  b Identity of Issuer,     Maturity Date,                     e  Current
  . Borrower,               Rate of Interest,                  .
a   Lessor, or Similar      Collateral, Par,       d. Cost       Value
 .   Party                   or Maturity Value


*   Energen Corporation     Common stock         $ 29,829,287  $ 55,455,693

*   W.L. Morgan Growth      Mutual fund             4,047,804     4,877,326
    Fund
*   Vanguard Index 500      Mutual fund             6,317,068    10,721,152
    Portfolio
*   VMMR-Prime Portfolio    Money market fund       7,381,184     7,381,184

*   Wellington Fund         Mutual fund             3,892,413     4,824,648

*   VFISF-Corporate Bond    Mutual fund             1,067,303     1,113,373
    Fund
*   Windsor II Fund         Mutual fund             3,062,848     4,036,175

*   International Growth    Mutual fund             2,305,373     2,454,055
    Fund
*   Life Strategy Growth    Mutual fund               487,905       618,340
    Portfolio
*   Vanguard Index Small    Mutual fund               294,424       328,673
    Cap Portfolio
*   Life Strategy Income    Mutual fund                67,629        69,394
    Portfolio
*   Life Strategy           Mutual fund               379,295       437,773
    Conservative Growth
*   Intermediate-Term       Mutual fund               247,868       252,244
    Corporate Bond
*   Life Strategy           Mutual fund               297,602       337,387
    Moderate Growth
*   Loan Fund               7% to 11.5%             4,756,912     4,756,912
    (participant loans)
    Cash surrender value                               85,870        85,870
    of life insurance


                                                 $ 64,520,785  $ 97,750,199

* Represents party-in-
interest

Energen Corporation Employee Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997

I.    Single transactions exceeding 5% of assets.


                                   NONE





II. Series of transactions involving property other than securities.


                            Schedule attached.



           NOTE: Information required in Columns e, f, and h is
                              inapplicable.




III.  Series of transactions of same issue exceeding 5% of assets.


                            Schedule attached.



           NOTE: Information required in Columns e, f, and h is
                              inapplicable.




IV. Transaction in conjunction with same person involved in reportable single transactions.


                                   NONE









Energen Corporation Employee Savings Plan
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997


aIdentity   bDescript     c. Purchases       d. Sales     g Cost of   i Net Gain
 .   of      .  ion                                        .           .
   Party     of Asset    Price    Number   Price   Number     Asset       (Loss)
 Involved




 Energen     Common
 Corporati   stock    $6,008,999  99   $3,883,911  170     $2,483,237    $1,400,674
 on


 VMMR        Money
 Prime       market   $3,474,305  157  $4,060,041  176     $4,060,041           $0
 Portfolio





